James D. Evans	November 18, 2020	Email jevans@fenwick.com Direct Dial +1 (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” The OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:   Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant

Re:       PubMatic, Inc.
Registration Statement on Form S-1
File No. 333-250077

Ladies and Gentlemen:
On behalf of PubMatic, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on September 16, 2020 (in the form initially filed with the Commission on November 13, 2020, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s equity awards pricing and fair value determinations. This letter also provides the breakdown of stock-based compensation awards requested by the Staff as comment #7 in its initial comment letter to the Company dated October 13, 2020. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC-1

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

Preliminary IPO Price Range
We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[*] and $[*] per share (the “Preliminary Price Range”).
The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on November 17, 2020 and November 11, 2020 among the Company’s Board of Directors (the “Board”), senior management of the Company and representatives of Jefferies LLC and RBC Capital Markets, LLC, the lead underwriters of the Offering. Prior to November 11, 2020, the Board and senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the Offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Class A common stock (“Common Stock”) and assumes a successful Offering in [*], with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.
The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*], 2020.
Fair Value Determinations
Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each stock option grant based upon several factors, including the Board’s consideration of input from management including independent third-party valuations.
We supplementally advise the Staff that, as described on pages 80 through 81 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board first determines the equity value of the Company using valuation methods it deemed appropriate under the circumstances applicable at each valuation date, including combinations of income and market approaches with input from management. The income approach used by the Company estimates the equity value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows. The market approach used by the Company estimates the equity value based on a comparison of the Company to comparable public companies in a similar line of business (the guideline public companies method (“GPCM”)). The GPCM estimates equity value by applying a representative revenue multiple from a peer group of public companies in similar lines of business to the Company’s forecasted revenue. The Company’s peer group of public companies was selected based on operational and economic similarities to the Company and factors considered included, but were not limited to, industry, business model, growth rates, customer

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Division of Corporation Finance
November 18, 2020

base, capitalization, size, profitability and stage of development. From time to time, the Company has updated the set of comparable public companies as new or more relevant information became available.
Once an equity value was determined, the Company used a combination of the following methods to allocate such equity value to each of its classes of stock using: (1) the option pricing method (“OPM”) and (2) a probability weighted expected return method (“PWERM”).
The OPM treats common stock and preferred stock as call options on a business, and uses the liquidation preferences, participation rights and exercise prices of the common and preferred stock to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by common and preferred stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the common stock derived from the OPM may then be discounted by a non-marketability factor because common stockholders’ in private companies do not have access to trading markets similar to those enjoyed by common stockholders of public companies, which impacts liquidity. The discount for marketability is determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.
Under PWERM, the equity value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, the rights and preferences for each stockholder class are considered to allocate the equity value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The estimated per share value of the common stock derived from the PWERM may then be discounted by a non-marketability factor to account for a lack of access to an active public market.
A summary of the Company’s stock option grants and the associated valuations for the period starting January 1, 2020 through the date of this letter are below1:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share Used for Financial Reporting Purposes	Valuation Report Date
February 12, 2020	78,170	$3.20	$3.20	October 31, 2019
July 29, 2020	1,350,000	$2.16	$5.29	August 15, 2020
October 8, 2020	721,280	$5.29	$6.60	October 1, 2020
1 Note: The Company intends to grant a “new director” equity award, pursuant to its non-employee director compensation policy, on the pricing date at the public offering price to a director who recently joined the Board.

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC -3

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

No single event caused the fair value of the Common Stock to fluctuate. Instead, a combination of Company specific factors and external market factors described below led to the changes in the fair value. For example, total revenue grew from $99.3 million for the fiscal year ended December 31, 2018 to $113.9 million for the fiscal year ended December 31, 2019, and from $79.5 million for the 9 months ended September 30, 2019 to $92.5 million for the 9 months ended September 30, 2020, representing period-over-period total revenue growth of 14.7% and 16.4% respectively, and the Company expects to continue to grow its business in future periods.
The assessments of the estimated fair value of the Company’s Common Stock were made by the Compensation Committee of the Board, with assistance from management, for grants between the dates of the valuations and were based, in part, by taking into account several factors, including the following:
•contemporaneous or historical valuations of the Company’s Common Stock performed by an independent third-party valuation firm;
•the Company’s actual operating results and financial performance;
•conditions in the industry and economy in general;
•increased risk due to the impact of the ongoing COVID-19 pandemic on the Company’s business and results of operations;
•the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of our Common Stock;
•the likelihood of achieving a liquidity event for the holders of the Company’s Common Stock, such as an IPO or a sale of the Company, given prevailing market conditions;
•equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;
•the U.S. and global capital market conditions; and
•the lack of marketability of the Company’s Common Stock.
There are certain dates of valuations which were not contemporaneous with the grant dates of the Company’s stock options. Therefore, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest Common Stock valuation for the purposes of determining the estimated fair value of its Common Stock for financial reporting purposes.
For the February 2020 grants, the Board determined that there had not been any significant changes in the equity value of the Company since the most recent valuation report performed in October 2019, and used the fair value of the Common Stock as of October 31, 2019, taking into consideration the factors noted above. Specific to the February 2020 grants, the associated grant date fair value and stock-based compensation expense were not material.
For the July 2020 grants, the Board determined that there had not been any significant changes in the equity value of the Company since the most recent valuation report performed in April 2020, and used the fair value of the Common Stock as of April 30, 2020, taking into consideration the factors noted above. Subsequent to the stock option grants and because of the length of time that passed between April and the Company’s the current operating conditions and plans, the Company reassessed the fair value of its Common Stock by incorporating all available information to date to measure grant date fair value. Specific to the July 2020 grants, the valuation report performed in August of 2020 provided the most reasonable basis to be used for financial reporting purposes.
For the October 2020 grants, the Company used the most current valuation report performed in October 2020, which incorporated all available information to date to measure grant date fair value. This

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November 18, 2020

valuation report was performed solely for accounting purposes and not necessarily for tax reporting purposes. The Company believes that the period between grant date and the most recent valuation report were in proximity and that the most recent valuation report provided the most reasonable basis to be used, but solely for financial reporting purposes.
Summary of Valuations
October 2019 Valuation Report
The fair value determination for the stock options granted February 12, 2020 was based in part upon a historical valuation provided by an independent third-party valuation firm as of October 31, 2019 (the “October 2019 Valuation Report”). The Company utilized a PWERM because of the expected time horizon to a potential liquidity event. The overall model incorporated two scenarios (acquisition and remain private scenarios) weighted 25% and 75%, respectively. There was no IPO scenario considered within the October 2019 Valuation Report due to the uncertainty around an IPO and timing of any such IPO, as the Company had not yet selected underwriters for the IPO, commenced preparations for the IPO, or determined the timing of the IPO. The equity value in the acquisition scenario was estimated based on guideline company indications and discussions with management. The acquisition scenario estimated a 25% probability of an acquisition occurring in April 2020 and indicated an equity value of $349 million. In the remain private scenario, the equity value was derived using the income method and the GPCM approach, resulting in an equity value of $213 million. The OPM was used to allocate the equity value to the Company’s common and preferred stock. The Company incorporated an OPM in the PWERM to capture the uncertainties of the remain private scenario by not explicitly using a set exit date, but instead looking at a scenario where the Company operates as a stand-alone entity for a longer time-horizon. The remain private scenario estimated a 75% probability of remaining private for a weighted-average period of 2 years and an equity value of $213 million.
An adjustment for lack of marketability inherent in the Company’s common shares of 20.0% was applied to the concluded value from this analysis. The October 2019 Valuation Report concluded that the fair value of the Common Stock as of October 31, 2019 was $3.20 per share.
April 2020 Valuation Report
In consideration of the global coronavirus (COVID-19) pandemic in March 2020, the Compensation Committee of the Board commissioned a valuation provided by an independent third-party valuation firm as of April 30, 2020 (the “April 2020 Valuation Report”). The April 2020 Valuation Report was not used for financial reporting purposes given no grants occurred until late July 2020. The April 2020 Valuation Report estimated the Company’s value using a PWERM allocation methodology which incorporated aspects of the income approach and the market approach. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The IPO scenario was introduced for this valuation as the Company made progress in determining the contemplated timing of the IPO, however underwriters had not yet been selected and IPO preparation had not substantially begun. The methods were weighted as follows: (i) 85% on a non-IPO scenario that involved remaining a private company which was valued using the income method and GPCM approach, resulting in an equity value of $151 million, and (ii) 15% on an IPO scenario occurring around December 31, 2021, which was valued based on guideline public company indications, resulting in an equity value of $316 million.

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC -5

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

The April 2020 Valuation Report applied a 25% discount for lack of marketability for the OPM scenario within the PWERM and a 20% discount for the IPO scenario. The April 2020 Valuation Report concluded that the fair value of the Common Stock as of April 30, 2020 was $2.16 per share.
The primary factors that resulted in a decrease in the fair value of the Company’s Common Stock during this period were (1) a decrease in the Company’s income approach, (2) a general decline due to the uncertainty of the COVID-19 pandemic and (3) a decrease in the GPCM multiples due to prevailing market indications. These factors resulted in a decrease in the Company’s equity value and a decrease in the fair value of Common Stock from the $3.20 per share to $2.16 per share.
August 2020 Valuation Report
The fair value determination for the stock options granted on July 29, 2020 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of August 15, 2020 (the “August 2020 Valuation Report”). The August 2020 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company for approximately two years, which was valued using the income method and GPCM approach, resulting in an equity value of $266 million, and (ii) 50% on an IPO scenario assuming a December 2020 IPO, which was valued based on guideline public company multiple indications, resulting in an equity value of $414 million. The weighting of 50% on an IPO scenario reflected the Company’s commencement of preparations for the IPO, including the Company’s selection of underwriters in mid-August 2020 and organizational meeting for the IPO that was held in late-August 2020.
The August 2020 Valuation Report applied a 22.5% discount for lack of marketability for the OPM scenario within the PWERM and a 10% discount for the IPO scenario. The August 2020 Valuation Report concluded that the fair value of the Common Stock as of August 15, 2020 was $5.29 per share.
The primary factors that resulted in an increase in the fair value of the Company’s Common Stock during this period were (1) an increase in the Company’s income approach, (2) an increase in the weighting of the IPO scenario in the PWERM and (3) an increase in the GPCM multiples due to a general increase in prevailing market indications overall. During this period the Company continued to experience positive operating results and after the initial impact of the COVID-19 pandemic returned to exceeding its internal plan. These factors resulted in an increase in the Company’s equity value and an increase in the fair value of Common Stock from the $2.16 per share to $5.29 per share.
October 2020 Valuation Report
The fair value determination for the stock options granted on October 8, 2020 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of October 1, 2020 (the “October 2020 Valuation Report”). The October 2020 Valuation Report estimated the Company’s equity value using a PWERM allocation methodology because the likelihood of a successful IPO had increased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 30% on a non-IPO scenario that involved remaining a private company for approximately two years, which was valued using the income method and guideline public company market approach, resulting in an equity value of $314 million, and (ii) 70% on an IPO scenario assuming a December 2020 IPO, which was valued based on guideline company

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

multiple indications, resulting in an equity value of $451 million. The weighting of 70% on an IPO scenario reflected the Company’s advanced preparations for the Offering, including submission of its initial draft of the confidential Registration Statement on September 16, 2020.
The October 2020 Valuation Report applied a 22.5% discount for lack of marketability for the OPM scenario within the PWERM and a 7.5% discount for the IPO scenario. The October 2020 Valuation Report concluded that the fair value of the Common Stock as of October 1, 2020 was $6.60 per share.
The primary factors that resulted in an increase in the fair value of the Company’s Common Stock during this period were (1) an increase in the Company’s income approach, (2) an increase in the weighting of the IPO scenario in the PWERM and (3) an increase in the GPCM multiples. During this period the Company continued to experience positive operating results, exceeding its internal plan. These factors resulted in an increase in the Company’s equity value and an increase in the fair value from the $5.29 per share to $6.60 per share.
Additional Considerations
In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to:
(i)the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations;
(ii)the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board;
(iii)the differences in comparable companies in the software and advertising technology markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations;
(iv)the expected proceeds of a successful Offering would likely substantially increase the Company’s cash balances;
(v)the time value of money taking into account the expected timing of the Offering and potential delays in that timing;
(vi)the recent growth in the equity capital markets and increasing valuations of technology stocks, in particular;
(vii)the possibility that the actual offering price could be lower than the Preliminary Price Range; and

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Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

(viii)the 180-day lock-up to which certain of the shares underlying stock options will be subject after the Offering.
Conclusion
As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date, for financial reporting purposes. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including with respect to the February 12, 2020, July 29, 2020 and October 8, 2020 stock option grants.
The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.
*    *    *

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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Securities and Exchange Commission
Division of Corporation Finance
November 18, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:        Rajeev K. Goel, President and Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Thomas Chow, General Counsel and Secretary
PubMatic, Inc.

Mark C. Stevens
Nicolas H. R. Dumont
Eli Curi
Fenwick & West LLP

Tad Freese
Latham & Watkins LLP

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